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                     October 14, 2020

       Jim A. Swanson
       Senior Vice President, Chief Financial Officer
       Columbia Sportswear Company
       14375 Northwest Science Park Drive
       Portland , Oregon 97229

                                                        Re: Columbia Sportswear
Company
                                                            Form 10-Q for the
Quarter Ended June 30, 2020
                                                            File No. 000-23939

       Dear Mr. Swanson:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing